SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose, LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, as amended by Amendment Nos. 1, 2, 3 and 4 thereto (the “Schedule 14D-9”), relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation, to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.  Such tender offer was extended by Purchaser to 11:59 p.m., New York City time, on Friday, April 18, 2008.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

                Item 8(c) is hereby amended by adding thereto the following information.

            On April 1, 2008, St. Clair Shores General Employees Retirement Systems, a stockholder of the Company, filed a purported derivative action on behalf of the Company in the Court of Chancery of the State of Delaware, against the eight current members of the Board of Directors and ZelnickMedia.  The plaintiff contends that the director defendants breached their fiduciary duties by, among other things, allegedly refusing to respond in good faith to offers by Electronic Arts Inc. to acquire all of the Company’s shares, approving amendments to the Management Agreement with ZelnickMedia on February 14, 2008, adopting the notice by-law amendment that was announced on February 15, 2008 (and subsequently amended on March 26, 2008), and adopting the Stockholders Rights Plan on March 24, 2008.  The complaint seeks declaratory relief, preliminary and permanent injunctive relief, rescissory and other equitable relief, and damages.  Plaintiff claims that the required pre-suit demand on the Company’s Board of Directors would have been futile because a majority of the directors allegedly participated in breaches of fiduciary duties.  Together with its complaint, the plaintiff had filed a motion to expedite the proceedings, including a request that a preliminary injunction hearing be set prior to the annual meeting seeking to enjoin the issuance of rights under the Stockholders Rights Plan.  On April 4, 2008, plaintiff advised counsel for the Company and the Court of Chancery that it was withdrawing its request for expedited proceedings, would not be seeking injunctive relief, and would agree to stay its action in favor of the earlier filed Patrick Solomon v.  Take-Two Interactive Software, Inc. et al. action which was previously disclosed in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008.  The Company and its Board of Directors believe the claims lack merit, and expect that this action will be resolved at the same time as any resolution of the Solomon action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General Counsel and Secretary

Dated:  April 4, 2008